EXHIBIT 99.4

Press Release

Results of the option to receive the third 2018 interim dividend in shares

Paris, April 3, 2019 - The Board of Directors of Total S.A. met on March 13, 2019, and declared a third 2018 interim dividend of €0.64 per share and offered, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of June 1st, 2018, the option for shareholders to receive the third 2018 interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from March 21, 2019 to March 28, 2019. At the end of the option period, 44% of rights were exercised in favour of receiving the payment for the third 2018 interim dividend in shares.

14,864,169 new shares will be issued, representing 0.6% of the Company’s share capital on the basis of the share capital as of March 31, 2019. The share price for the new shares to be issued as payment of the third 2018 interim dividend was set at €49.30 on April 5, 2019. The price is equal to the average opening price on Euronext Paris for the twenty trading days preceding the Board of Directors of March 13, 2019, reduced by the amount of the third 2018 interim dividend, without any discount.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris will occur on April 5, 2019. The shares will carry immediate dividend rights and will be fully assimilated with existing shares already listed.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back these newly issued shares with the intention to cancel them.

As a reminder, the Board of Directors has decided not to propose to the Shareholders’ Meeting of May 29, 2019 the renewal of the scrip dividend option beginning with the payment of the final 2018 dividend.

The cash dividend to be paid to the shareholders who did not elect to receive the third 2018 interim dividend in shares amounts to 928 million euros and the date for the payment in cash is set from April 5, 2019.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

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